Exhibit 99.1

NANOBIOTIX Announces First Patient Injected With NBTXR3 in Esophageal Cancer

  First patient injected in phase I trial evaluating tumor-agnostic NBTXR3 activated by radiation therapy with concurrent chemotherapy for patients with esophageal cancer
  This first injection expands evaluation of NBTXR3 to its seventh indication either as a single agent activated by radiotherapy or in combination with other anti-cancer therapies, including immune checkpoint inhibitors and chemotherapy
  This trial is executed within the scope of an existing clinical collaboration agreement and does not represent incremental costs for the company beyond previously announced financial terms

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--January 28, 2021--Regulatory News:

“We believe that NBTXR3 could have a positive impact for patients with cancer in any case where radiotherapy is a part of the standard of care. Expansion into esophageal cancer represents not only another step toward achieving our goals, it also highlights the ongoing progress of our clinical collaboration agreement with The University of Texas MD Anderson Cancer Center.” – Laurent Levy, CEO of Nanobiotix

NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – the ‘‘Company’’), a clinical-stage biotechnology company focused on developing first-in-class product candidates that use proprietary nanotechnology to transform the treatment of cancer, today announced that the first patient has been injected in a phase I study evaluating tumor-agnostic NBTXR3 activated by radiation therapy with concurrent chemotherapy for patients with esophageal cancer. The trial is being conducted at The University of Texas MD Anderson Cancer Center (MD Anderson) as part of an ongoing clinical collaboration.

Background and Opportunity

According to the World Health Organization, esophageal cancer is currently the sixth most common cause of cancer death in the world and is estimated to have caused over 508,585 deaths in 2018. The American Cancer Society estimates that in 2020 in the United States, there were approximately 18,440 new esophageal cancer cases diagnosed, and approximately 16,170 deaths due to esophageal cancer. Approximately 20% of patients survive esophageal cancer at least five years after diagnosis.

Phase I Study of NBTXR3 Activated by Radiotherapy with Concurrent Chemotherapy for Patients with Esophageal Cancer (MD Anderson Study 2020-0122)

This study is an open-label, single-arm, prospective phase I study consisting of two parts: (i) dose-escalation to determine the RP2D of NBTXR3 activated by radiotherapy with concurrent chemotherapy, and (ii) expansion at RP2D with toxicity monitoring.

The patient population will include adults (age ≥ 18 years) with stage II-III adenocarcinoma of the esophagus that are treatment-naïve and radiographically non-metastatic at screening. The number of participants enrolled will be determined based on the maximum number required to establish the RP2D of NBTXR3 activated by radiation therapy. Up to 24 subjects will be enrolled, including a maximum of 12 subjects for the dose-escalation part. Twelve additional subjects will be enrolled for the RP2D expansion part. Recruitment is ongoing and the planned enrollment period is 24 months.

Updates on this trial will be provided as they are made available by MD Anderson.

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About NANOBIOTIX: www.nanobiotix.com

Incorporated in 2003, Nanobiotix is a leading, clinical-stage nanomedicine company pioneering new approaches to significantly change patient outcomes by bringing nanophysics to the heart of the cell.

The Nanobiotix philosophy is rooted in designing pioneering, physical-based approaches to bring highly effective and generalized solutions to address unmet medical needs and challenges.

Nanobiotix’s novel, potentially first-in-class, proprietary lead technology, NBTXR3, aims to expand radiotherapy benefits for millions of cancer patients. Nanobiotix’s Immuno-Oncology program has the potential to bring a new dimension to cancer immunotherapies.

Nanobiotix is listed on the regulated market of Euronext in Paris (Euronext: NANO / ISIN: FR0011341205; Bloomberg: NANO: FP) and on the Nasdaq Global Select Market (Nasdaq: NBTX). The Company’s headquarters are in Paris, France, with a U.S. affiliate in Cambridge, MA, and European affiliates in France, Spain and Germany

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data, and our relationship with, and the performance of, our collaboration partners, and the funding of our operations. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. Furthermore, many other important factors, including those described in our prospectus filed with the U.S. Securities and Exchange Commission on December 11, 2020 under the caption “Risk Factors” and those set forth in the universal registration document of Nanobiotix registered with the French Financial Markets Authority (Autorité des Marchés Financiers) under number R.20-010 on May 12, 2020 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix
Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Ricky Bhajun
Senior Manager, Investor Relations
+33 (0)1 79 97 29 99
investors@nanobiotix.com

Media Relations
France – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

US – Porter Novelli
Stefanie Tuck
+1 (917) 390-1394
Stefanie.tuck@porternovelli.com